

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 25, 2008

<u>Via U.S. Mail and Facsimile</u>

Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, Texas 77002

> **Re: EOG Resources, Inc.**
> **Form 10-K**
> **Filed February 28, 2008**
> **File No. 1-09743**

Dear Mr. Driggers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Summary Compensation Table, page 23</u>

1. In future filings, please reflect in the table the dollar amount of restricted stock/restricted stock units that was awarded as bonus. In this regard we note that in footnote (c) you indicate that you did not include the restricted stock/restricted stock units because they were granted in 2008. Please refer to CD&I Question 119.05, available at <u>http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm</u>, for details on how to report compensation earned during the reported fiscal year but received after the fiscal year.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Timothy Driggers 713-651-6947
        Sean Donahue